SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                            (Amendment No. 9)

                          GREY ADVERTISING INC.
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                             (Name of Issuer)

          Common Stock, par value $1 per share Limited Duration
              Class B Common Stock, par value $1 per share

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                     (Title of Class and Securities)

                               397838 10 3
                               397838 20 2

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                  (CUSIP Number of Class of Securities)

                         Edward H. Meyer, Trustee
                             777 Third Avenue
                            New York, NY 10017
                              (212) 546-2000

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         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                         David J. Friedman, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York 10022
                              (212) 735-3000

                            December 31, 1997
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                      (Date of Event which Requires
                        Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
      ( )





                               SCHEDULE 13D

CUSIP No.   397838 10 3
            397838 20 2
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(1)   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Voting Trust established pursuant to the Voting Trust Agreement dated as of February 24, 1986, as amended and restated as of August 31, 1987 and March 21, 1994, as amended March 10, 1995 and as amended as of April 10, 1996.

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(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)

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(3)   SEC USE ONLY

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(4)   SOURCE OF FUNDS

      N/A

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(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)


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(6)   CITIZENSHIP OR PLACE OR ORGANIZATION

      DELAWARE

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                              (7)   SOLE VOTING POWER
        NUMBER OF                   Voting Trust established 1986
         SHARES
      BENEFICIALLY                  158,338 shares of Common Stock
        OWNED BY                    163,807 shares of Class B Stock
          EACH               ------------------------------------------------
        REPORTING             (8)   SHARED VOTING POWER
         PERSON
          WITH                            None
                             ------------------------------------------------
                              (9)   SOLE DISPOSITIVE POWER
                                          None
                             ------------------------------------------------
                              (10)  SHARED DISPOSITIVE POWER
                                          None

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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Voting Trust established 1986:

      158,338 shares of Common Stock
      163,807 shares of Class B Stock

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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES            ( )

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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      Voting Trust established 1986:

      17.5% of Common Stock
      58.4% of Class B Stock
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(14)  TYPE OF REPORTING PERSON

      00

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Item 1.  SECURITY AND ISSUER

            This Amendment No. 9 hereby amends and supplements the Statement on Schedule 13D, dated as of July 1, 1986, filed by Edward H. Meyer and Ronald A. Nicholson as Trustees, as amended by Amendments No. 1 through 8 to the Statement on Schedule 13D, respectively dated as of October 6, 1987, June 8, 1992, February 3, 1993, May 24, 1993, May 21,
1994, March 10, 1995, April 30, 1996 and February 12, 1997, filed by Edward H. Meyer as Trustee. These filings relate to the shares of Common Stock, par value $1 per share (the "Common Stock"), and the shares of Limited Duration Class B Common Stock, par value $1 per share (the
"Class B Stock"), (the Common Stock and Class B Stock being hereinafter collectively referred to as the "Shares") of Grey Advertising Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 777 Third Avenue, New York, New York 10017.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

            (a)-(c) The aggregate number of Trust Shares held by the Voting Trust as of January 1, 1998 was 158,338 shares of Common Stock (approximately 17.5% of the shares of Common Stock outstanding1) and 163,807 shares of Class B Stock (approximately 58.4% of the shares of Class B Stock outstanding) which collectively represents approximately 44.5% of the votes entitled to be cast at a meeting of stockholders of the Company.2

            Mr. Meyer, by virtue of his position as Voting Trustee, may be deemed to have the power to vote the Trust Shares and may therefore be deemed, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"), to own beneficially such Trust Shares.

            As of January 1, 1998, each of the Beneficiaries set forth in the following table has deposited Shares in the Voting Trust equal to less than 1% of the total number of (i) shares of Common Stock, (ii) shares of Class B Stock and (iii) votes entitled to be cast at a meeting of stockholders of the Company.

-------------------
1 On January 1, 1998, 902,226 shares of Common Stock and 280,698 shares of Class B Stock were outstanding.
2 Voting power percentages included herein reflect the voting rights of the Common Stock, the Class B Stock, the Series 1 Preferred Stock, the Series I Preferred Stock, the Series II Preferred Stock and the Series III Preferred Stock; however, the percentages do not reflect conversion of the Debentures or the exercise of Options, except where indicated.


      Name                                Address

Nancy Bachrach                      777 Third Avenue
                                    New York, NY  10017

James Bell                          777 Third Avenue
                                    New York, NY  10017

Robert C. Burruss                   777 Third Avenue
                                    New York, NY  10017

Carolyn Carter                      777 Third Avenue
                                    New York, NY  10017

Frank W. Clarke                     777 Third Avenue
                                    New York, NY  10017

Daniel Feigin                       777 Third Avenue
                                    New York, NY  10017

Erica H. Feigin                     777 Third Avenue
                                    New York, NY  10017

Michael Feigin                      777 Third Avenue
                                    New York, NY  10017

Peter Feigin                        777 Third Avenue
                                    New York, NY  10017

Steven G. and                       777 Third Avenue
Susan Felsher                       New York, NY  10017

Alan B. Fendrick                    777 Third Avenue
                                    New York, NY  10017

Beverly R. Fendrick                 30 Canterbury Road
                                    White Plains, NY  10607

Sarah Fendrick                      777 Third Avenue
                                    New York, NY  10017

Warren Fischer                      777 Third Avenue
                                    New York, NY  10017

Jonathan E. Fox                     777 Third Avenue
                                    New York, NY  10017

Robert Giacomino                    777 Third Avenue
                                    New York, NY  10017

Carol Herman                        777 Third Avenue
                                    New York, NY  10017

Shirley Y. Hsieh                    777 Third Avenue
                                    New York, NY  10017

Robert L. Humphreys                 3435 Wilshire Blvd.
                                    Los Angeles, CA  90010

Richard Krain                       777 Third Avenue
                                    New York, NY  10017

Neil Kreisberg                      777 Third Avenue
                                    New York, NY  10017

Alan Kupchick                       6100 Wilshire Blvd.
                                    Los Angeles, Ca  90048

Kenneth Levy                        777 Third Avenue
                                    New York, NY  10017

John Marder                         777 Third Avenue
                                    New York, NY  10017

Herman Rosen                        777 Third Avenue
                                    New York, NY  10017

Clifford Rosen                      14 Halley Drive
                                    Pomona, NY  10970

Corey Rosen                         14 Halley Drive
                                    Pomona, NY  10970

Robert Skollar                      777 Third Avenue
                                    New York, NY  10017

David A. Stickles                   777 Third Avenue
                                    New York, NY  10017

Lawrence B. and                     777 Third Avenue
Maureen Varnes                      New York, NY  10017

Milton Weinstock                    1572 54th Street
                                    Brooklyn, NY  11219

Elliot Weinstock                    1572 54th Street
                                    Brooklyn, NY  11219

Steven Weinstock                    1572 54th Street
                                    Brooklyn, NY  11219

George Wiedemann                    875 Third Avenue
                                    New York, NY  10017

Casimir Wojciechowski               777 Third Avenue
                                    New York, NY  10017

Jerry Zaret                         777 Third Avenue
                                    New York, NY  10017

            As of January 1, 1998, each of the Beneficiaries set forth in the following table has deposited Shares in the Voting Trust equal to less than 1% of the total number of (i) shares of Common Stock and (ii) votes entitled to be cast at a meeting of stockholders of the Company; and between 1% and 2% of the total number of shares of Class B Stock.

      Name                                Address

Steven Dammers                      777 Third Avenue
                                    New York, NY  10017

John Alexander Gerster              777 Third Avenue
                                    New York, NY  10017

Sandra R. Meyer                     580 Park Avenue
as Trustee for the                  New York, NY  10021
benefit of Anthony
E. Meyer under
Agreement dated
August 9, 1965

Sandra R. Meyer                     580 Park Avenue
as Trustee for the                  New York, NY  10021
benefit of Margaret
A. Meyer under
Agreement dated
August 9, 1965

Clark Montgomery                    777 Third Avenue
                                    New York, NY  10017

Stephen Novick                      777 Third Avenue
                                    New York, NY 10017

C. Jeffrey Stein                    777 Third Avenue
                                    New York, NY  10017


            As of January 1, 1998, (A) Robert Berenson and Barbara Feigin, each having the address 777 Third Avenue, New York, NY 10017, have deposited Shares in the Voting Trust equal to less than 1% of the total number of shares of Common Stock; and between 1% and 2% of the total number of (i) shares of Class B Stock and (ii) votes entitled to be cast at a meeting of stockholders of the Company; and (B) Edward H. Meyer, whose address is 777 Third Avenue, New York, NY 10017, has deposited Shares in the Voting Trust equal to (i) approximately 11.6% of the total number of shares of Common Stock, (ii) approximately 39.2% of the total number of shares of Class B Stock and (iii) approximately 29.8% of the total number of votes entitled to be cast at a meeting of stockholders of the Company (exclusive of any voting rights Mr. Meyer may have with respect to the Series I Preferred Stock, Series II Preferred Stock, and the Series III Preferred Stock).

            Mr. Meyer disclaims beneficial ownership of 7,500 shares of Common Stock and 7,500 shares of Class B Stock held in trust for Mr. Meyer's children, and of 49,763 shares of Common Stock and 56,944 shares of Class B Stock (approximately 5.5% and 20.3%, respectively, of the outstanding Common Stock and Class B Stock) held in the Company's Employee Stock Ownership Plan (the "ESOP"), as to which Mr. Meyer exercises shared voting power by virtue of his membership on the committee charged with its administration.

            In addition, the Beneficiaries have the right to acquire an aggregate of 53,333 shares of Common Stock at exercise prices between $148.50 and $235.00 through the exercise of outstanding options ("Options") within the sixty days following January 1, 1998. Pursuant to the terms of the Amended and Restated 1994 Agreement, the Beneficiaries have severally agreed that upon exercise, such Shares would be transferred into the Voting Trust and held subject to the Amended and Restated 1994 Agreement.

            Mr. Meyer is also the beneficial owner of $3,025,000 principal amount of the Company's 8 1/2% Convertible Subordinated Debentures ("Debentures"). The Debentures are convertible at any time into shares of Common Stock and shares of Class B Stock at an initial conversion price of $118.59 per share (subject to adjustment for certain events). As of July 29, 1996, the Company and Mr. Meyer entered into an Extension Agreement which extended the maturity date to December 31, 2003.

           Including the Shares issuable upon the exercise of the Options and the conversion of the Debentures, the Voting Trust would be deemed to beneficially own, pursuant to Rule 13d-3 under the Act, (i) 237,180 shares of Common Stock (approximately 24.2% of the shares of Common Stock outstanding, assuming the Shares exercisable upon conversion of the Debentures and exercise of the Options were outstanding for the purposes of this calculation only), (ii) 189,316 shares of Class B Stock (approximately 61.8% of the shares of Class B Stock outstanding, assuming the Shares exercisable upon conversion of the Debentures were outstanding for the purposes of this calculation only) and (iii) 2,460,340 votes entitled to be cast at a meeting of stockholders of the Company (approximately 56.3% of the votes entitled to be cast at a meeting of stockholders of the Company, assuming such additional Shares were outstanding). These numbers do not reflect any Shares held by various benefit plans of the Company of which Mr. Meyer is a member of the committees administrating such plans.




                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 1998


VOTING TRUST established pursuant to
the Voting Trust Agreement dated as
of February 24, 1986, as amended and
restated as of August 31, 1987 and
again amended and restated as of March
21, 1994 and again amended as of
April 10, 1996 and as of February 12, 1997




 /s/ Edward H. Meyer
-----------------------------
Edward H. Meyer, as Trustee